Exhibit 3.1

Amendment to Company Bylaws

AMENDMENT NO. 1

TO THE BYLAWS OF

CASCADIAN THERAPEUTICS, INC.

Article 9 of the Bylaws of Cascadian Therapeutics, Inc., a Delaware corporation, is hereby amended to include a new Section 9.5 as follows:

“Section 9.5     Exclusive Forum.

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware”) (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware).”